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MERIDIAN FUND, INC.

MERIDIAN EQUITY INCOME FUND MERIDIAN GROWTH FUND MERIDIAN VALUE FUND

MERIDIAN FUND

INCORPORATED

INVESTMENT PHILOSOPHY

OPEN AN ACCOUNT

SHAREHOLDER SERVICES

PRIVACY POLICY

DISCLOSURE OF PORTFOLIO HOLDINGS

PROXY VOTING

TAX INFORMATION

2012 Income and Capital Gain Distributions

Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.

Record Date: December 17, 2012

Ex-Dividend Date: December 18, 2012

Payable Date: December 18, 2012

Reinvest Date: December 18, 2012

Meridian Growth Fund Meridian Value Fund Meridian Equity Income Fund Ticker MERDX MVALX MEIFX Cusip 589619-10 5 589619-20 4 589619-30 3 Income Distribution $ 0.15381 $ 0.11215 $ 0.28098 Short-Term Capital Gain $—$—$—Long-Term Capital Gain $ 6.87827 $—$—Total $ 7.03208 $ 0.11215 $ 0.28098 Dated 12-18-12 Investment Philosophy | Open an Account | Shareholder Services | Privacy Policy Short Term Trading Policy | Disclosure of Portfolio Holdings | Proxy Voting | Tax Information © 2000-2010 Meridian Fund, Inc. All rights reserved.